UNITED OVERSEAS BANK

ted, Head Office
ı, Singapore 048624
65342334

Our ref: ANN2002'03/UOB2003/UOB-A19-UOB2ndC

03029250

1 August 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 3 2003
WASH, DC
188

UNAUDITED RESULTS FOR THE SIX MONTHS/
2ND QUARTER ENDED 31 JUNE 2003

Dear Sir

We enclose a copy of our News Release dated 1 August 2003 in regard to the above matter for your information.

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

1. UNAUDITED RESULTS FOR THE FIRST HALF/SECOND QUARTER ENDED 30 JUNE 2003

	Group					
	1st Half 2003 $'000	1st Half 2002 $'000	Incr / (Decr) %	**2nd Quarter 2003 $'000**	2nd Quarter 2002 $'000	Incr / (Decr) %
Interest income	**1,701,395**	1,924,967	(11.6)	**846,253**	903,026	(6.3)
Less : Interest expense	**634,107**	835,896	(24.1)	**314,269**	358,871	(12.4)
Net interest income	**1,067,288**	1,089,071	(2.0)	**531,984**	544,155	(2.2)
Dividend income	**18,630**	18,149	2.7	**16,968**	13,865	22.4
Fee & commission income	**268,558**	247,426	8.5	**137,774**	123,926	11.2
Rental income	**38,518**	39,903	(3.5)	**18,279**	18,914	(3.4)
Other operating income	**182,945**	80,185	128.2	**86,278**	44,017	96.0
Income before operating expenses	**1,575,939**	1,474,734	6.9	**791,283**	744,877	6.2
Less : Staff costs	**261,687**	270,641	(3.3)	**130,163**	116,776	11.5
Other operating expenses	**275,128**	256,445	7.3	**141,078**	132,938	6.1
	536,815	527,086	1.8	**271,241**	249,714	8.6
Operating profit before goodwill amortisation and provisions	**1,039,124**	947,648	9.7	**520,042**	495,163	5.0
Less : Goodwill amortisation	**101,820**	92,901	9.6	**50,985**	45,095	13.1
Less : Provisions	**265,084**	157,285	68.5	**174,999**	147,075	19.0
Operating profit after goodwill amortisation and provisions	**672,220**	697,462	(3.6)	**294,058**	302,993	(2.9)
Exceptional item (1)	**-**	(17,693)	(100.0)	**-**	(9,816)	(100.0)
Share of profit of associates	**29,635**	93,666	(68.4)	**26,849**	46,271	(42.0)
Profit from ordinary activities before tax	**701,855**	773,435	(9.3)	**320,907**	339,448	(5.5)
Less : Tax	**168,592**	149,205	13.0	**69,421**	46,387	49.7
Share of tax of associates	**7,459**	12,650	(41.0)	**7,373**	9,030	(18.3)
Profit after tax	**525,804**	611,580	(14.0)	**244,113**	284,031	(14.1)
Less : Minority interests	**4,894**	20,512	(76.1)	**3,985**	9,279	(57.1)
Net profit attributable to members	**520,910**	591,068	(11.9)	**240,128**	274,752	(12.6)

Note (1) : *This comprised restructuring and integration costs as a result of the acquisition and merger of Overseas Union Bank Limited.*

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

2. SELECTED BALANCE SHEET DATA

	Group			Bank		
	30-Jun-03	31-Dec-02	30-Jun-02	**30-Jun-03** (2)	31-Dec-02	30-Jun-02
	$'000	$'000	$'000	**$'000**	$'000	$'000
(a) Assets						
Total Assets	**107,894,094**	107,469,421	109,095,725	**93,758,937**	93,225,652	90,269,650
Loans and advances including trade bills (non-bank customers) (3)	**59,759,791**	58,884,007	59,288,923	**51,234,220**	49,956,235	47,882,591
(b) Liabilities						
Deposits (non-bank customers)	**66,827,723**	67,918,581	68,079,366	**57,593,743**	57,931,265	54,474,356
Total deposits including bankers' deposits	**85,568,571**	87,220,639	87,950,673	**76,067,338**	77,319,593	74,158,290
Subordinated debts (unsecured) (4)						
- Due after one year	**3,049,896**	1,294,399	2,735,247	**3,049,896**	1,294,399	2,735,247
Other debts issued						
- Due within one year (secured) (5)	**969,911**	852,411	518,058	**-**	-	-
- Due after one year (unsecured)	**261,689**	-	-	**261,689**	-	-
(c) Capital and reserves						
Issued and paid-up capital	**1,571,612**	1,571,603	1,571,568	**1,571,612**	1,571,603	1,571,568
Total shareholders' funds	**12,909,719**	12,652,638	12,767,601	**11,522,401**	11,284,098	10,733,679
(d) Net asset value per ordinary share based on issued share capital as at end of the financial period ($)	**8.21**	8.05	8.12	**7.33**	7.18	6.83

Note (2) : Industrial & Commercial Bank Limited and Overseas Union Trust Limited were merged into the Bank on 28 August 2002 and 28 April 2003 respectively. Hence, the balances as at 30 June 2003 reflected those of the merged entity.

Note (3) : Net of cumulative provisions.

Note (4) : Comprised the S$1,300,000,000 4.95% Subordinated Notes due 2016 Callable with Step-up in 2011, and US$1,000,000,000 4.50% Subordinated Notes due 2013.

Note (5) : These debts are issued by the special purpose entity ("SPE"), Archer 1 Limited, and secured by a first floating charge in favour of the trustee on all assets of the SPE.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

3. OTHER INFORMATION

	Group					
	1st Half 2003 $'000	1st Half 2002 $'000	Incr/ (Decr) %	**2nd Quarter 2003 $'000**	2nd Quarter 2002 $'000	Incr / (Decr) %
(a) Depreciation	**52,556**	61,043	(13.9)	**26,823**	27,727	(3.3)
(b) Annualised net profit as a percentage of average total shareholders' funds (%)						
- Including goodwill amortisation	**8.1**	9.2	(12.0)	**7.4**	8.6	(14.0)
- Excluding goodwill amortisation	**9.7**	10.6	(8.5)	**9.0**	10.0	(10.0)
(c) Annualised earnings per share (cents)						
- Basic	**66.3**	75.2	(11.8)	**61.1**	69.9	(12.6)
- Fully diluted	**66.3**	75.2	(11.8)	**61.1**	69.9	(12.6)

(d) The financial statements for the first half ended 30 June 2003 have been prepared in accordance with the same accounting policies and methods of computation as those adopted in the audited financial statements for the year ended 31 December 2002.

(e) Details of new shares of the Bank are as follows:

Particulars of Issue	No. of new shares issued between 1-Apr-03 and 30 Jun 03	No. of new shares that would have been issued upon the exercise of all outstanding options	
		At 30-Jun-03	At 30-Jun-02
Exercise of UOB Executive Share Options	9,000	4,275,000	2,591,000

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

4. REVIEW OF PERFORMANCE

The financial statements are prepared in accordance with Financial Reporting Standards and are expressed in Singapore dollars.

(a) The Group's operating profit, before goodwill amortisation and provisions ("Operating Profit"), increased 9.7% to $1,039 million in the first half of 2003 ("1H03") compared to $948 million in the first half of 2002 ("1H02"). The increase was mainly due to higher fee and commission income and higher other operating income, partially offset by lower net interest income. Despite the improvement in Operating Profit, the Group's net profit after tax decreased 11.9% to $521 million in 1H03 compared to $591 million in 1H02, mainly due to higher provision charges for loans and lower share of profit of associates.

Similarly, driven by higher fee and commission income and higher other operating income, the Group's Operating Profit for the second quarter of 2003 ("2Q03") increased 5.0% to $520 million, from $495 million in the second quarter of 2002 ("2Q02"). However, the Group's net profit after tax decreased to $240 million in 2Q03 compared to $275 million in 2Q02 mainly due to higher provision charge for loans and lower share of profit of associates.

(b) The increase in the Group's Operating Profit in 1H03 compared to 1H02 was driven mainly by higher total income. The Group's total income grew 6.9% to $1,576 million in 1H03 from $1,475 million in 1H02. The growth was largely contributed by higher other operating income resulting from higher gain on sale of government and investment securities, higher profit on foreign exchange, as well as higher fee and commission income mainly from investment-related and loan-related activities. These were partially offset by lower net interest income mainly due to lower loan margin and lower contributions from inter-bank money market activities as a result of the continued low interest rate environment and flat yield curve.

The Group's total operating expenses, comprising staff and other operating expenses increased 1.8% to $537 million in 1H03 compared to $527 million in 1H02. Staff expenses decreased 3.3% to $262 million in 1H03 compared to $271 million in 1H02, while other operating expenses increased 7.3% to $275 million mainly to support increased advertising and promotion activities, as well as higher maintenance costs on premises and other fixed assets. These were partially offset by lower depreciation of fixed assets and lower rental expenses. The expense-to-income ratio improved to 34.1% in 1H03 from 35.7% in 1H02.

(c) The Group's provision charges increased 68.5% to $265 million in 1H03 compared to $157 million in 1H02. The increase was mainly attributed to higher specific provisions made for loans, necessitated by the difficult and uncertain economic conditions as well as lower collateral value in a continued weak property market. In addition, provisions were also made for government securities as against a write-back in 1H02.

(d) Share of profit of associates (before tax) declined 68.4% to $30 million in 1H03, mainly due to a one-time exceptional gain recorded by United Overseas Land Limited arising from the sale of Tiong Bahru Plaza retail mall in 1H02, and no share of profit from Haw Par Corporation Limited which ceased to be an associate of the Group following the divestment exercise in December 2002.

(e) The Group's loans and advances increased 1.5% from $58,884 million as at 31 December 2002 to $59,760 million as at 30 June 2003. Group non-performing loans ("NPLs") declined $286 million or 5.0% to $5,393 million as at 30 June 2003 compared to $5,679 million as at 31 December 2002. Consequently, Group NPLs (excluding debt securities) as a percentage of gross customer loans decreased 0.6% point to 8.4% as at 30 June 2003. Of the total Group NPLs, $2,847 million or 52.8% were secured by collateral, and $3,386 million or 62.8% were in the Substandard category.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

(f) Total cumulative specific and general provisions of the Group were $3,496 million as at 30 June 2003 compared to $3,504 million as at 31 December 2002. General provision was $1,427 million or 40.8% of total cumulative provisions. The total cumulative provisions as at 30 June 2003 provided coverage of 64.8% against Group NPLs and 137.3% against Group unsecured NPLs compared to 61.7% and 138.3% as at 31 December 2002 respectively.

(g) Total assets of the Group increased 0.4% to $107.9 billion as at 30 June 2003 compared to $107.5 billion as at 31 December 2002. Shareholders' funds of the Group increased 2.0% to $12.9 billion as at 30 June 2003. As a result, the net asset value per share increased to $8.21 as at 30 June 2003, from $8.05 as at 31 December 2002.

5. DIVIDEND

The Directors are pleased to declare an interim dividend of 20% or 20 cents per share less 22.0% Singapore income tax (2002 interim: 15% or 15 cents per share less 22.0% Singapore income tax) in respect of the financial year ending 31 December 2003. The dividend will be paid on 29 August 2003.

6. CLOSURE OF BOOKS

Notice is hereby given that, the Share Transfer Books and Register of Members of the Bank will be closed from 19 August 2003 to 20 August 2003, both dates inclusive, to determine shareholders' entitlement to the interim dividend. Duly completed transfers received by the Bank's Registrar, Lim Associates Pte Ltd, at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 18 August 2003 will be registered to determine shareholders' entitlement to the interim dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd (CDP), the interim dividend will be paid by the Bank to CDP which will in turn distribute the dividend entitlements to shareholders.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 1st day of August 2003

The results are also available at the Bank's website at www.uobgroup.com